UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

(Commission File No. 001-38722)

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Credit Facility

On May 24, 2019 (the “Closing Date”), Orchard Therapeutics plc (the “Borrower” or “Company”), Orchard Therapeutics (Europe) Limited and Orchard Therapeutics North America (each a wholly-owned subsidiary of the Company, and collectively with the Company, the “Guarantors”) entered into a senior term facilities agreement (the “Credit Facility”) agented and arranged by MidCap Financial (Ireland) Limited (“MidCap”) and the additional lenders party thereto from time to time (together with MidCap, the “Lenders”), pursuant to which the Lenders agreed to make term loans available to the Company for general corporate and working capital purposes, in a principal amount of up to $75.0 million comprised of three tranches: (1) the first tranche being a $25.0 million term loan to be funded on or around May 28, 2019, subject to customary conditions; (2) the second tranche being a $25.0 million term loan available no earlier than September 30, 2019 and no later than December 31, 2020 upon submission of certain regulatory filings and evidence of the Company having $100 million in cash and cash equivalent investments; and (3) the third tranche being a $25.0 million term loan available no earlier than July 1, 2020 and no later than September 30, 2021 upon certain regulatory approvals and evidence of the Company having $125 million in cash and cash equivalent investments.

Upon entry into the Credit Facility, the Company was required to pay the Lenders an underwriting and arrangement fee of $375,000 as well as other customary fees and expenses. The Guarantors have granted English law and US law governed security over all of their personal property, including intellectual property, for the payment or discharge of all the obligations of the Borrower and Guarantors under the Credit Facility.

The term loans under the Credit Facility will terminate on the fifth anniversary of the Closing Date (the “Loan Maturity Date”). Each term loan under the Credit Facility bears interest at an annual rate equal to 6% plus LIBOR. The Borrower is required to make interest-only payments on the term loan for all payment dates prior to 24 months following the date of the Credit Facility, unless the third tranche is drawn, in which case for all payment dates prior to 36 months following the date of the Credit Facility. The term loans under the Credit Facility will begin amortizing on either the 24-month or the 36-month anniversary of the Credit Facility (as applicable), with equal monthly payments of principal plus interest to be made by the Borrower to the Lenders in consecutive monthly installments until the Loan Maturity Date. In addition, a final payment of 4.5% is due on the Loan Maturity Date.

At the Borrower’s option, the Borrower may prepay the outstanding principal balance of the term loan in whole or in part, subject to a prepayment fee of 3.0% of any amount prepaid if the prepayment occurs on or prior to the first anniversary of the Closing Date, 2.0% of the amount prepaid if the prepayment occurs after the first anniversary of the Closing Date but on or prior to the second anniversary of the Closing Date, and 1.0% of any amount prepaid after the second anniversary of the Closing Date but on or prior to the third anniversary of the Closing Date.

The Credit Facility includes affirmative and negative covenants applicable to the Guarantors. The affirmative covenants include, among others, covenants requiring the Guarantors to maintain their legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage, maintain property, pay taxes, satisfy certain requirements regarding accounts and comply with laws and regulations. The negative covenants include, among others, restrictions on the Guarantors transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, amending material agreements and organizational documents, selling assets, changing the nature of the business and undergoing a change in control, in some cases subject to certain exceptions. The Guarantors are also subject to an ongoing minimum cash financial covenant in which the Guarantors must maintain unrestricted cash in an amount not less than $20.0 million following the utilization of the second tranche and not less than $35.0 million following the utilization of the third tranche.

The Credit Facility also includes certain events of default, the occurrence and continuation of which could cause interest to be charged at the rate that is otherwise applicable plus 2% and would provide MidCap, as agent, with the right to exercise, in certain cases following a grace period, remedies against the Guarantors, and the collateral securing the Credit Facility, including foreclosure against the properties securing the Credit Facility and cash. These events of default include, among other things, the Borrower’s failure to pay any amounts due under the Credit Facility, a breach of covenants under the Credit Facility, Borrower’s insolvency or the occurrence of insolvency events, the occurrence of a change in control, the occurrence of an event that has or is reasonably likely to have a material adverse effect, and the loss of a material right or termination of a material contract by a third party prior to the contractual termination date of the material contract.

The foregoing description of the Credit Facility does not purport to be complete and is qualified in its entirety by reference to the senior term facilities agreement, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1*	Senior Term Facilities Agreement by and among Orchard Therapeutics plc, as borrower and guarantor, the other guarantors from time to time party thereto and MidCap Financial (Ireland) Limited, as agent, arranger and as a lender, and the additional lenders from time to time party thereto, dated May 24, 2019

*

Certain portions of this exhibit, marked by [***], have been omitted as the Company has determined (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: May 28, 2019	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer